August 3, 2009

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549

Re:        Park-Premier Mining Company
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 3, 2009
File No. 000-16736

Dear Mr. Hiller:

On behalf of Park-Premier Mining Company (the “Company”), we respond to the comments of the Staff in its letter dated June 22, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

1.
We note your disclosure on page 18 explaining that your principal business activity since your organization in 1907 has been the exploration of mining properties, although you also disclose on page 4 that you have had essentially no operations since 1985.  It appears that you need to modify your Statements of Operations, Statements of Stockholders’ Deficit, and Statements of Cash Flows to include the activity from inception to comply with paragraph 11 of SFAS 7.  You may wish to consider the guidance in footnote 7 to this Standard if you believe there is a more logical point of inception that 1907.  Please disclose your rationale.  If you present this activity on an unaudited basis, please be sure to include labels in the column headers to identify the cumulative data as unaudited.

Response:  The Company has considered the guidance in Statement of Financial Accounting Standards No. 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”) and disagrees that it is a development stage enterprise that must report its operating results from inception.

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

The Company does not meet the definition of a development stage enterprise.

The definition of a development stage enterprise in SFAS 7 does not apply to the Company.  The relevant definition is found in paragraph 8 and provides: “For purposes of this Statement, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: a. Planned principal operations have not commenced. b. Planned principal operations have commenced, but there has been no significant revenue therefrom.”

The two-pronged test established by this definition is (1) devoting substantially all efforts to establishing a new business and (2) either the Company is in the pre-planned principal operations stage or earning insignificant revenue from planned principal operations.  When applied to the Company, the Company might satisfy the second prong of the test; however, the Company fails to meet both prongs of the test.

The Company is not devoting substantially all of its efforts to establishing a new business.  The definition of business is found in Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141R”), Paragraph 3(b): “A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”  The Company’s business has been the ownership of real property in Utah for more than 20 years.  Ownership of real estate in Utah involves a set of integrated activities (paying property taxes, etc.) and assets (the property) which when combined can yield a return or economic benefit to stockholders (either increases in property value over time or gain on the sale of the property).  Therefore, under the definition, the Company’s real estate ownership activities are a business which it has been conducting for many years.

Activities relating to the land in Utah do not rise to “establishing a new business.”  In the past 24 years, the most significant activities relating to the land have involved a condemnation proceeding where the Utah government took a large portion of the land away from the Company.  The Company also undertook certain actions to make sure the remaining land had water rights and could be developed in the future.  All remaining activities have involved preparation of the land for sale or development, neither of which is a “new business” for the Company.  Such activities relate to the disposition of the Company’s asset.  It is the Company’s position that disposing of an asset is one aspect of ownership and is not a “new business.”

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

Furthermore, the Company has not devoted “most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant, equipment, or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.”  Para. 9, SFAS 7.  On the contrary, the Company has not devoted any significant amount of time to any of the foregoing activities in the past 24 years.

The staff has adeptly identified the paragraph of disclosure on Page 18 that could be modified to clear up any confusion.  In future filings, the Company will change that paragraph of the footnotes to read as follows: “Park-Premier Mining Company’s principal business activity is the ownership of properties in Utah.  Currently, the Company is holding these properties for sale.”

The Company has no active trading market, nor has it had one for many years.

The Company is an Exchange Act registrant because it must be pursuant Section 12(g)(1).  The Company does not maintain a listing on any securities exchange or quotation service, nor is the Company being supported by a market maker on the Pink Sheets or any other service that could facilitate an active trading market in the Company’s stock.  According to transfer agent records, the Company’s stock is subjected to astonishingly little activity, most if which relates to stock transfers pursuant to the laws of death and descent.  Also, the Company has not sought capital from any source other than officers and directors for many years.  The development stage enterprise reporting scheme (inception to current) would normally protect investors in active trading markets or in Company offerings by allowing them to better evaluate the Company’s business plan over a longer period of time.  In the Company’s current situation, no one would benefit from additional reporting on the financial statements.  This is even more salient when you read the Company’s current disclosures which clearly state the Company’s prospects (see the 10-K, e.g., Page 4 relating to dormancy, Pages 4 and 6 relating the failure to close on the sale agreements, Page 10 references to no source of income and uncertainty of continued existence, and many other such references throughout).

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

Controls and Procedures, page 26

2.
Your disclosure explaining that there have been no significant changes in your internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation does not comply with Item 308(c) of Regulation S-K.

This guidance requires that you disclose any change (rather than only significant change) in your internal control over financial reporting (rather than internal control generally), and address those changes that occurred during the last fiscal quarter (rather than subsequent to the date of the evaluation), that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Please modify your disclosure accordingly.

Response:  Noted.  In the future the disclosure will provide as follows: “Other than described above, there have been no changes in our internal controls over financial reporting or in other factors that could affect our financial reporting during the last quarter of the fiscal year.”

The Company agrees that the disclosure did not technically comply with Item 308(c) of Regulation S-K.  In light of the disclosure that was provided prior to the non-compliant sentence, we believe that the disclosure does not require restatement of the 10-K.  The Company has readily admitted that its internal controls over financial reporting are not effective and there are multiple material weaknesses in such controls.  The non-compliant statement that nothing has changed (whether during or after the last fiscal quarter) is disclosing the fact that internal controls over financial reporting are still ineffective.  The non-compliant sentence does not lead a reader to conclude anything positive about the Company’s internal controls (of all types).  Therefore, it is the Company’s position that the non-compliant disclosure is not a misrepresentation or omission requiring a restatement of the 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

3.	We note that you are delinquent in filing your Form 10-Q for the quarterly period ended March 31, 2009. Please comply with Rule 13a-13 of Regulation 13A.

Response:  The Company does not have reserves of capital and all such capital is borrowed from the Company’s president.  Due to the shortage of cash, the Company has not been able to pay its advisors to prepare and review a 10-Q for the first quarter.

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
August 3, 2009

The Company will file its Form 10-Q for the quarter ended March 31, 2009 as soon as possible and economically feasible.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Dean M. Smurthwaite

Dean M. Smurthwaite

cc:	Park-Premier Mining Company
Ehrhardt Keefe Steiner Hottman, PC